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                          May 30, 2024

       David-Alexandre Gros
       Chief Executive Officer
       Eledon Pharmaceuticals, Inc.
       19800 MacArthur Blvd., Suite 250
       Irvine, CA 92612

                                                        Re: Eledon
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 24, 2024
                                                            File No. 333-279711

       Dear David-Alexandre Gros:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Shelly Heyduk